[LETTERHEAD OF MALKIN HOLDINGS LLC]

January 9, 2012

BY FEDERAL EXPRESS

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Empire State Building Associates L.L.C. (the "Company")

Your File No. 000-00827

Form 10-K for the year ended December 31, 2010

Dear Mr. Gordon:

We are transmitting for filing the Company's responses to the comments of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mark Labell of Malkin Holdings LLC dated November 15, 2011.  For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics and is followed by the corresponding response of the Company.

Liquidity, Capital Resources and Distributions

1.

Please revise your discussion in future filings to provide greater detail about your new mortgage loan, and in your response, provide us with the disclosures you will include in future filings.  We note that the new mortgage will significantly exceed the book value of your real estate assets.  Please discuss your leverage, and why you believe it is prudent to undertake such levels of debt.  Additionally, please provide a summary of terms and conditions that were required by the lender, and please clarify what a foreclosing lender would be entitled to receive in event of default, and what, if any, leases would be terminated in event of default.  Finally, please clarify how you determine which costs of renovating the building will be borne by you, and which will be borne by the Sublessee.

In response to the Staff's comment, the Company respectfully submits the following responses to each point raised therein:

Disclosures regarding the Company’s new mortgage loan to be included in future filings

The Company advises the Staff that it will include the following disclosure in future filings:

On July 26, 2011, the Company entered into a three-year term loan (the “Secured Term Loan”) with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers.  The Secured Term Loan is secured by a mortgage on the Empire State Building.  The Secured Term Loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association and Bank of America, N.A. so that, collectively, the loan was increased to $300.0 million.  No additional funds were drawn at the time of the modification.

At the closing of the Secured Term Loan, the lenders provided the Company with an advance of $159.0 million (of which $92 million refinanced existing indebtedness).  Based on the terms of the Secured Term Loan agreement (as amended) and subject to the conditions set forth in the Secured Term Loan agreement (as amended), the lenders agreed to provide the Company with additional advances of up to $141.0 million.  Provided no event of default has occurred, and subject to other conditions, upon the Company’s request, HSBC has also agreed to source further additional commitments aggregating up to $200 million in the sole discretion of the lenders.  Any further advances under the Secured Term Loan are subject to the consent of Empire State Building Company L.L.C. (the “Operating Company”).

Pursuant to the terms of the Secured Term Loan agreement, the Company and the Operating Company entered into an amendment to the sublease pursuant to which (i) the Operating Company consented to the advance of up to $159.0 million under the Secured Term Loan and (ii) in accordance with the terms of the existing sublease agreement (which terminates on January 4, 2076) between the Empire State Building Company L.L.C. (as sublessee) and the Company (as sublessor), the basic rent payable by the Operating Company was increased by an amount equal to the debt service on the portion of the borrowing from the Secured Term Loan associated with improvements (excluding any principal payable upon maturity).  The original basic rent payable by Operating Company is more than sufficient to pay the debt service on the portion of the borrowing associated with purchasing the fee position in 2002.  The Operating Company and ESB Observatory LLC, a subsidiary of the Operating Company, also entered into subordination agreements with the agent on behalf of the lenders pursuant to which the sublease and the lease of the observatory were subordinated to the mortgage securing the Secured Term Loan.  As a result, the sublease and the observatory lease can be terminated in connection with a foreclosure by Secured Term Loan lenders.

Subject to the terms and conditions of the Secured Term Loan agreement, the outstanding principal amount of the Secured Term Loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Secured Term Loan would bear interest at 2.5% per annum in excess of (i) HSBC's prime rate or (ii) the BBA LIBOR Daily Floating Rate.  In connection with this loan, the Company issued promissory notes, a mortgage encumbering the Empire State Building in favor of the agent for the lenders, and other customary security and other loan documents.  The maturity date of this loan is July 26, 2014, which the Company may extend to July 26, 2015 and thereafter to July 26, 2016, in each case upon payment of an extension fee of 0.25% of the total availability under the Secured Term Loan agreement at the time of such extension.  Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios and the absence of an event of default.

The initial advance was used to pay and discharge then existing secured mortgage loans relating to the Empire State Building and to fund operations and working capital requirements related to the Empire State Building (including for improvements), including reimbursements to the Operating Company for expenditures relating to improvements previously incurred by the Operating Company, and certain other general entity purposes permitted in the Secured Term Loan agreement including costs of the financing.

Payment obligations relating to the Secured Term Loan may be accelerated upon the occurrence of an event of default under the Secured Term Loan agreement.  Events of default under the Secured Term Loan agreement include, subject in some cases to specified cure periods:  payment defaults; failure by the Company to pay taxes; failure to keep certain insurance policies in effect; breaches of representations and covenants contained in the mortgage; defaults in the observance or performance of covenants; inaccuracy of representations and warranties in any material respect; bankruptcy and insolvency related defaults; and the entry of one or more final judgments for the payment of more than $1 million that are not satisfied within 30 days.

The Secured Term Loan agreement contains affirmative and negative covenants customary for financings of this type.  Negative covenants in the Secured Term Loan agreement limit the Company's ability, subject to certain exceptions, to transfer all or substantially all of its property; incur indebtedness and liens; dissolve, liquidate or enter into mergers or similar transactions; change its line of business; cancel debt; enter into transactions with affiliates; rezone its property; sell its assets; make certain distributions to investors; and change its organizational documents.  The Company must also maintain a debt yield as specified in the Secured Term Loan agreement.

The Company as both the fee owner and the ground lessor of the Empire State Building are mortgagors and their respective estates are therefore mortgaged.  The Operating Company and the observatory tenant agreed to subordinate their respective leasehold interest to the mortgage.  Accordingly, in the event of a foreclosure, their leasehold estates could be terminated.

Leverage discussion

The Company acknowledges the Staff's comment that the Secured Term Loan is significantly in excess of the book value of the Company’s interests in the Empire State Building.  For the reasons set forth below, the Company does not believe that any additional disclosure concerning the amount of leverage of the Company is necessary.

•

The Company believes that the principal amount of the Secured Term Loan is significantly less than the current fair market value of the Empire State Building.  The Secured Term Loan provides that advances in excess of aggregate advances of up to $300 million and the extension options, in addition to other conditions, are conditioned on a loan to value ratio (based on the appraised value at the time of such advances and extensions) not exceeding 50%.  In connection with the lenders approving the loan, the Company believes that the lenders also estimated the value of the property (both the fee interest and leasehold interests) to be in excess of the 50% loan to value ratio.

•

The sublease between the Company and the Operating Company has been amended to increase the additional basic rent payable by the Operating Company by an amount sufficient to cover the increased debt service from the Secured Term Loan.

•

The Company believes that it is prudent to incur the above described debt as this is an efficient and cost effective means to make improvements to the Empire State Building.  The Operating Company is funding a portion of the costs of the improvements as the terms of the existing sublease provide for the Operating Company to pay increased base rent on the portion of borrowing associated with improvements.

•

Net income reported by the Operating Company before rent to the Company, depreciation and amortization was $74.3 million for 2010.  This amount is well in excess of the calculated debt service on the Secured Term Loan.

•

As noted below, such financing has been undertaken to make building improvements and fund tenanting costs so as to reposition the Empire State Building with increased occupancy with leases at rental rates in excess of what could be achieved if the improvements were not undertaken.

•

The Company believes that the improvements being made under the Secured Term Loan will increase its operating cash flows and lead to an increase in the value of the property in excess of the amounts borrowed under the Secured Term Loan.

Terms and conditions required by the lender

The description of the Secured Term Loan above includes a description of the material terms required by the lender.

What a foreclosing lender would be entitled to receive in event of a default and what, if any, leases would be terminated in event of default

In event of a default, the foreclosing lender would receive the right to terminate the lease of the Operating Company and the observatory tenant.

Determination of costs of building renovations borne by the Company and Sublessee

•

Capital expenditures funded out of the proceeds from mortgage loans secured by the Empire State Building are owned by the Company and are capitalized.  Improvement costs funded out of the Operating Company’s operating cash flow, if not subsequently reimbursed by the Company, are owned by the Operating Company and are capitalized.

•   On an annual basis, expenditures funded out of the Operating Company’s operations are deducted in computing that year’s overage rent resulting in the cost being borne equally by the Company and the Operating Company to the extent overage rent continues to be earned.  Basic rent, which is deducted in computing overage rent, has, by amendment to Operating Company’s lease, been increased for the annual debt service for improvements funded out of mortgage proceeds.  Thus, the cost is borne equally by the Company and the Operating Company whether improvements are funded out of the Operating Company’s operating cash flow or from mortgage financing to the extent overage rent continues to be earned.

•   In its June 9, 2008 consent filed as DEF 14a, the Company requested and received authorization from its participants to a financing and improvement program of approximately $600 million over approximately ten years to upgrade the observatory and broadcast facilities, as well as major expenditures for tenant installation and leasing commissions and compliance with local law, including Local Law 26 (sprinklering), to reposition the building to increase occupancy with quality tenants.  The increase in annual debt service on the approved secured borrowing that will be utilized to finance such improvements is serviced by a corresponding increase in Sublessee’s basic rent.

•

The Operating Company agreed on April 10, 2008 that the Company could enter into a mortgage borrowing of approximately $30.5 million (plus closing costs) under a joint program by the Company and the Operating Company with a corresponding increase in the latter’s basic rent equal to the increase in debt service on such borrowing.  Thereafter, on February 25, 2009, the Company closed on a $31.5 million second mortgage loan.

•

Historically, costs of improvements have been funded by the Company out of proceeds from mortgage loans and by the Operating Company out of cash flow from its operations.

•

Based on the updated borrowing in 2011, the new credit availability, and the undrawn amount authorized by the Operating Company under the joint program, it is now intended that the Operating Company will requisition generally all capital improvement costs from the Company commencing for improvements incurred January 1, 2011 and thereafter.  As a result, in the Company’s September 30, 2011 Form 10-Q, the first periodic report after the completion of the July 26, 2011 Secured Term Loan was executed, the Company paid to the Operating Company $45 million for costs incurred by the Operating Company in 2011 and such amounts were capitalized on the Company’s books in the third quarter 2011.

In addition, the Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire additional information, please communicate with the undersigned.

Sincerely,

/s/ Mark Labell

Mark Labell

Senior Vice President, Finance

Malkin Holdings LLC, Supervisor of the Company

ML:fm

Enc.

Copies to:

Mr. Eric McPhee (By Federal Express),Thomas N. Keltner, Jr.,Stuart J. Rappaport

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